

August 30, 2013

Via E-Mail

John A. Granda, Esq.
Stinson Morrison Hecker LLP
1201 Walnut Street, Suite 2900
Kansas City, MO 64106

> **Re: MGP Ingredients, Inc.**
> **Definitive Additional Soliciting Materials by Karen Seaberg et. al.**
> **Filed August 26, 2013**
> **File No. 000-17196**

Dear Mr. Granda:

We have reviewed your filing and have the following comment.

1.   We note in your filing, as well as in published media reports, that the participants have made claims regarding the results of the solicitation despite the meeting not having been held due to the stay of a prior judicial decision. We note that Note D to Rule 14a-9 lists such a claim as one that may be misleading, depending upon particular facts and circumstances. Please provide us with your detailed legal analysis of your compliance with Rule 14a-9 in relation to your statements about the results of the solicitation. We may have further comment.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions